SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or
Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.]

Yes ___ No X

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Announces that the Company is Cooperating
Fully with the European Antitrust Authorities

CORAL GABLES, Fla. — June 3, 2005 — Fresh Del Monte Produce Inc. (NYSE: FDP), today announced that the Company’s Hamburg, Germany office was visited on Thursday, June 2, 2005 by EU antitrust authorities and is currently being investigated by the European Commission for possible violations of European competition law. The Company is cooperating fully with the investigation.

Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information — Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F/A for the year ended December 31 , 2004.

Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact: Christine Cannella
Assistant Vice President, Investor Relations
305-520-8433

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: June 3, 2005	By:/s/Hani El-Naffy Hani El-Naffy President & Chief Operating Officer
By:/s/John F. Inserra John F. Inserra Executive Vice President & Chief Financial Officer